UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2021
Commission File Number 001-14370
COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)
BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)
CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces
First Quarter 2021 Results

Lima, Peru, April 29, 2021 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the first quarter (1Q21) ended March 31, 2021.  All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

First Quarter 2021 Highlights:
•	EBITDA from direct operations reached US$ 38.2 million in 1Q21, compared to negative US$ 6.7 million reported in 1Q20.
•	1Q21 Adjusted EBITDA including associated companies reached US$ 182.9 million, compared to US$ 30.1 million in 1Q20.
•	1Q21 net income of US$ 16.4 million, compared to a net loss of US$ 68.6 million for the same period in 2020.
•
1Q21 exploration at operating units increased to US$ 9.3 million, compared to US$ 6.0 million in 1Q20. This increase was due to an internal policy change to boost exploration activities, despite Covid-19 personnel restrictions at some of our operations.

•	1Q21 capital expenditures were US$ 13.1 million, compared to US$ 10.7 million for the same period in 2020. Buenaventura’s cash position reached US$ 225.4 million for the first quarter 2021.
•	The Company will hold a Shareholders Meeting on May 21, 2021 (please refer page 7 for the proposed agenda).

Financial Highlights (in millions of US$, except EPS figures):

	1Q21	1Q20	Var
Total Revenues	185.9	114.5	62%
Operating Profit	-10.9	-59.7	82%
EBITDA Direct Operations	38.2	-6.7	N.A.
Adjusted EBITDA (Inc Associates)	182.9	30.1	508%
Net Income	16.4	-68.6	N.A.
EPS*	0.06	-0.27	N.A.

(*) As of March 31, 2021, Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 2 of 24

Operating Revenues

1Q21 net sales were US$ 181.9 million, as compared to US$ 108.8 million reported in 1Q20; a significant year on year increase driven by increased commodity prices during the quarter despite reduced volume sold primarily due to COVID-19 restrictions.

Royalty income decreased 31% to US$ 4.0 million in the 1Q21, from US$ 5.7 million in 1Q20. This was due to a 31% decrease in Yanacocha revenues.

Operating Highlights	1Q21	1Q20%
Net Sales (in millions of US$)	181.9	108.8	67%
Average Realized Gold Price (US$/oz) (1) (2)	1,726	1,692	2%
Average Realized Gold Price (US$/oz) Inc. Affiliates (2)(3)	1,764	1,613	9%
Average Realized Silver Price (US$/oz) (1) (2)	26.98	17.16	57%
Average Realized Lead Price (US$/MT) (1) (2)	2,129	1,653	29%
Average Realized Zinc Price (US$/MT) (1) (2)	3,220	1,824	77%
Average Realized Copper Price (US$/MT) (1) (2)	8,994	5,536	62%

Volume Sold	1Q21	1Q20%
Consolidated Gold Oz (1)	26,188	20,236	29%
Gold Oz Inc. Associated Companies (3)	64,007	81,526	-21%
Consolidated Silver Oz (1)	3,176,279	3,009,626	6%
Consolidated Lead MT (1)	4,804	7,495	-36%
Consolidated Zinc MT (1)	10,806	15,304	-29%
Consolidated Copper MT (1)	7,551	8,465	-11%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price takes into account the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 3 of 24

Production and Operating Costs

Buenaventura’s 1Q21 equity gold production was 62,899 ounces, compared to 89,152 ounces produced in 1Q20. This was primarily due to a 27% decrease at Orcopampa and a 49% production decrease at Yanacocha.

Silver equity production decreased by 8% year on year, primarily due to a 36% decrease in production at the Uchucchacua mine, as the mine is currently in the process of ramping up to full capacity by 3Q21.This was largely offset by a 132% production increase at El Brocal. Lead equity production decreased by 37% year on year, primarily due to a 43% decrease at the Uchucchacua mine and a 56% decrease at El Brocal. Zinc equity production decreased by 27% year on year, primarily due to a 47% production decrease at the Uchucchacua mine and a 32% decrease at El Brocal.

Equity Production	1Q21	1Q20%
Gold Oz Direct Operations(1)	25,304	26,967	-6%
Gold Oz including Associated(2) Companies	62,899	89,152	-29%
Silver Oz Direct Operations(1)	3,159,934	3,319,008	-5%
Silver Oz including Associated Companies	3,507,350	3,814,055	-8%
Lead MT	4,414	6,970	-37%
Zinc MT	9,337	12,877	-27%
Copper MT Direct Operations(1)	4,722	5,645	-16%
Copper MT including Associated Companies(3)	23,977	23,699	1%

Consolidated Production	1Q21	1Q20%
Gold Oz(4)	28,321	30,078	-6%
Silver Oz(4)	3,779,837	3,586,839	5%
Lead MT(4)	5,339	9,076	-41%
Zinc MT(4)	13,274	18,685	-29%
Copper MT(4)	7,687	9,163	-16%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.43% of el Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of el Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 4 of 24

Tambomayo (100% owned by Buenaventura)

Production
		1Q21	1Q20	Var %
Gold	Oz	15,347	14,549	5%
Silver	Oz	284,677	385,532	-26%

Cost Applicable to Sales
		1Q21	1Q20	Var %
Gold	US$/Oz	927	1,725	-46%

1Q21 gold production at Tambomayo increased 5% year on year, mainly due to a 15% increase in gold grades. Cost Applicable to Sales (CAS) decreased to 927 US$/Oz in 1Q21, compared to 1,725 US$/Oz in 1Q20, primarily due to at 177% increase in gold volume sold, despite a 154% increase in exploration activities.

Orcopampa (100% owned by Buenaventura)

Production
		1Q21	1Q20	Var %
Gold	Oz	5,986	8,160	-27%
Silver	Oz	1,043	2,805	-63%

Cost Applicable to Sales
		1Q21	1Q20	Var %
Gold	US$/Oz	2,086	1,148	82%

The decrease in 1Q21 gold production at Orcopampa was mainly due to a 17% year on year decrease in ore treated due to Covid-19 related personnel restrictions. Cost Applicable to Sales (CAS) increased to 2,086 US$/Oz in 1Q21, compared to 1,148 US$/Oz in 1Q20, primarily due to a 37% decrease in volume sold and a 74% increase in exploration activities.

La Zanja (53.06% owned by Buenaventura)

Production
		1Q21	1Q20	Var %
Gold	Oz	3,908	3,297	19%
Silver	Oz	27,042	13,420	102%

Cost Applicable to Sales
		1Q21	1Q20	Var %
Gold	US$/Oz	1,602	2,104	-24%

1Q21 gold production increased by 19% year on year due to increased volume treated. 1Q21 Cost Applicable to Sales (CAS) was 1,602 US$/Oz; a 24% decrease compared to 2,104 US$/Oz in 1Q20, mainly due an 18% increase in gold volume sold.

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 5 of 24

Coimolache (40.10% owned by Buenaventura)

Production
		1Q21	1Q20	Var %
Gold	Oz	26,133	22,493	16%
Silver	Oz	200,993	188,965	6%

Cost Applicable to Sales
		1Q21	1Q20	Var %
Gold	US$/Oz	816	897	-9%

1Q21 gold production at Coimolache increased by 16% year on year, primarily due to increased volume treated with higher gold grades. 1Q21 Cost Applicable to Sales (CAS) was 816 US$/Oz; a 9% decrease compared to 897 US$/Oz in 1Q20, mainly due to a 17% increase in volume sold.

Uchucchacua (100% owned by Buenaventura)

Production
		1Q21	1Q20	Var %
Silver	Oz	1,243,916	1,956,463	-36%
Zinc	MT	1,246	2,360	-47%
Lead	MT	1,292	2,273	-43%

Cost Applicable to Sales
		1Q21	1Q20	Var %
Silver	US$/Oz	29.60	16.79	76%

1Q21 silver production at Uchucchacua decreased by 36%, primarily due to a reduction in ore treated and lower ore grades. This was partially offset by 4.25 Oz Ag/MT in reprocessed tailings. Uchucchacua did not achieve full capacity during the first quarter 2021 as the operational focus for this operation continues to be the ramp-up of mine development and exploration, which was adversely affected by a reduced workforce during 2020 due to Covid-19 related personnel restrictions. Cost Applicable to Sales (CAS) in 1Q21 increased by 76% year on year.

Julcani (100% owned by Buenaventura)

Production
		1Q21	1Q20	Var %
Silver	Oz	648,854	550,552	18%

Cost Applicable to Sales
		1Q21	1Q20	Var %
Silver	US$/Oz	16.39	15.89	3%

1Q21 silver production increased 18% year on year due to a 20% increase in ore treated compared to the same period last year. First quarter 2021 silver production includes 4,786 silver ounces derived from tailings retreatment. 1Q21 Cost Applicable to Sales (CAS) was 16.39 US$/Oz, slightly above the figure reported in 1Q20.

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 6 of 24

El Brocal (61.43% owned by Buenaventura)

Production
		1Q21	1Q20	Var %
Copper	MT	7,687	9,122	-16%
Zinc	MT	10,207	15,058	-32%
Silver	Oz	1,574,305	678,068	132%

Cost Applicable to Sales
		1Q21	1Q20	Var %
Copper	US$/MT	5,603	5,193	8%
Zinc	US$/MT	1,800	1,838	-2%

El Brocal 1Q21 copper production decreased by 16% year on year, mainly due to a 13% decrease in ore grades at Marcapunta during the quarter, despite additional copper ore derived from its Tajo Norte mine. Tajo Norte 1Q21 zinc production decreased by 32% year on year due to a decrease in ore treated compared to the same period in 2020.

1Q21 Copper Cost Applicable to Sales (CAS) increased by 8% year on year, mainly due to an 11% decrease in copper volume sold and a 90% increase in exploration expenses during 1Q21. 1Q21 Zinc CAS decreased by 2% year on year.

General and Administrative Expenses

1Q21 General and Administrative expenses were US$ 17.0 million; a 6% decrease as compared to US$ 18.1 million in 1Q20. This decrease is due to the Company´s successful cost containment and expense reduction during the quarter and a lower bonus and compensation provision.

Exploration in Non-Operating Areas

1Q21 exploration costs in Non-Operating Areas were US$ 1.7 million, compared with US$ 1.8 million in 1Q20. During the period, Buenaventura focused exploration primarily on its Emperatriz project, resulting in US$ 0.6 million in exploration costs during 1Q21.

Share in Associated Companies

During 1Q21, Buenaventura’s share in associated companies was US$ 57.2 million, compared to US$ -20.6 million reported in 1Q20, comprised of:

Share in the Result of Associates (in millions of US$)	1Q21	1Q20	Var
Cerro Verde	54.1	-11.9	N.A.
Yanacocha	-1.0	-9.5	89%
Coimolache	4.5	0.9	420%
Other minor	-0.3	-0.1	-350%
Total	57.2	-20.6	N.A.

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 7 of 24

YANACOCHA

At Yanacocha, which is 43.65% owned by Buenaventura, 1Q21 gold production was 62,125 ounces, 27,118 ounces of which were attributable to Buenaventura. This represents a 49% decrease as compared to the 121,802 ounces produced in 1Q20; 53,167 ounces of which were attributable to Buenaventura.

Yanacocha reported a net loss of US$ 2.3 million for 1Q21, compared to a net loss of US$ 21.8 million reported in 1Q20. CAS in 1Q21 was 847 US$/Oz; a 23% decrease compared to 1,097 US$/Oz in 1Q20, mainly due to a lower stripping ratio: 1.83 in 1Q21 vs. 2.21 in 1Q20.

Capital expenditures at Yanacocha were US$ 14.3 million in 1Q21.

The Yanacocha Sulfides project

●	Currently in the Definitive Feasibility Stage.
●	First phase of Sulfides Deposits with an integrated processing circuit, including an autoclave to process gold, copper and silver feedstock.
●	The Project is expected to add 500 thousand gold equivalent ounces with an AISC between US$ 700 and US$ 800 per ounce for the first five full years of production.
●	Decision to proceed expected in the second half 2021, with a three-year development schedule.
●	Investment of approximately US$ 2 billion will be required
●	Environmental Impact Assessment (EIA) study was approved in March 2019.

CERRO VERDE

Cerro Verde (19.58% owned by Buenaventura) 1Q21 copper production was 98,337 MT, 19,254 MT of which is attributable to Buenaventura; an increase as compared to 92,211 MT produced in 1Q20, 18,055 MT of which was attributable to Buenaventura.

Cerro Verde reported 1Q21 net income of US$ 276.2 million, compared to net loss of US$ 60.5 million in 1Q20. This is primarily due to a 127% year on year net sales increase, with a higher average realized copper price of US$ 4.35 per pound in the first quarter of 2021 compared to US$ 1.95 per pound in the first quarter of 2020. This increase was partially offset by a year on year income tax increase.

1Q21 capital expenditures at Cerro Verde were US$ 28.8 million.

COIMOLACHE (Tantahuatay operation)

Coimolache (40.10% owned by Buenaventura) 1Q21 attributable contribution to net income was US$ 4.5 million, as compared to US$ 0.9 million in 1Q20.

Others

The following resolution was passed at the Company’s April 29, 2021 Board of Directors Meeting:

• Call for a Shareholders Meeting to be held on May 21, 2021 with the following item proposed for approval:

1.
Issuance of negotiable obligations in an aggregate amount of up to US$ 550,000,000 (Five hundred and fifty million United States Dollars) and delegation of authority in favor of the Company’s board of directors for it to adopt any agreements as may be necessary or convenient in order to determine the terms, conditions, characteristics and timing of the Company’s program governing such negotiable obligations.

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 8 of 24

***

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.
Buenaventura currently operates several mines in Peru: Orcopampa*, Uchucchacua*, Julcani*, El Brocal, La Zanja and Coimolache, and is developing the Tambomayo project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2019 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 9 of 24

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of March 31, 2021)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A. **	40.10	Tantahuatay
Minera Yanacocha S.R.L. **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*) Consolidated
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 10 of 24

APPENDIX 2

1Q21

Gold Production
Mining Unit	Operating Results	Unit	1Q21	1Q20	△%
Underground
Tambomayo	Ore Milled	DMT	112,273	116,030	-3%
	Ore Grade	Gr/MT	5.38	4.69	15%
	Recovery Rate	%	79.03	83.09	-5%
	Ounces Produced*	Oz	15,347	14,549	5%
Orcopampa	Ore Milled	DMT	17,052	20,616	-17%
	Ore Grade	Gr/MT	10.70	12.38	-14%
	Recovery Rate	%	102.09	97.59	5%
	Ounces Produced*	Oz	5,986	8,160	-27%
Open Pit
La Zanja	Ounces Produced	Oz	3,908	3,297	19%
Coimolache	Ounces Produced	Oz	26,133	22,493	16%
(*) Includes ounces from retreatment of tailing dams

Silver Production
Mining Unit	Operating Results	Unit	1Q21	1Q20	△%
Underground
Tambomayo	Ore Milled	DMT	112,273	116,030	-3%
	Ore Grade	Oz/MT	3.17	4.17	-24%
	Recovery Rate	%	80.01	79.68	0%
	Ounces Produced	Oz	284,677	385,532	-26%
Uchucchacua	Ore Milled	DMT	191,220	232,344	-18%
	Ore Grade	Oz/MT	7.77	9.38	-17%
	Recovery Rate	%	83.67	89.77	-7%
	Ounces Produced	Oz	1,243,916	1,956,463	-36%
Julcani	Ore Milled	DMT	32,139	26,731	20%
	Ore Grade	Oz/MT	20.69	21.29	-3%
	Recovery Rate	%	96.85	96.73	0%
	Ounces Produced	Oz	648,854	550,552	18%
Marcapunta	Ore Milled	DMT	512,016	507,160	1%
	Ore Grade	Oz/MT	0.81	0.70	15%
	Recovery Rate	%	54.93	66.79	-18%
	Ounces Produced	Oz	226,928	238,367	-5%
Open Pit
Tajo Norte Cu - Ag	Ore Milled	DMT	37,594	-	-
	Ore Grade	Oz/MT	5.05	-	-
	Recovery Rate	%	42.66	-	-
	Ounces Produced	Oz	81,016	-	-
Tajo Norte Pb - Zn	Ore Milled	DMT	574,748	850,119	-32%
	Ore Grade	Oz/MT	3.04	0.81	276%
	Recovery Rate	%	72.37	63.94	13%
	Ounces Produced	Oz	1,266,360	439,701	188%

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 11 of 24

Zinc Production
Mining Unit	Operating Results	Unit	1Q21	1Q20	△%
Underground
Tambomayo	Ore Milled	DMT	112,273	116,030	-3%
	Ore Grade	%	2.30	1.58	46%
	Recovery Rate	%	70.43	69.14	2%
	MT Produced	MT	1,821	1,267	44%
Uchucchacua	Ore Milled	DMT	191,220	232,344	-18%
	Ore Grade	%	1.27	1.63	-22%
	Recovery Rate	%	51.21	62.29	-18%
	MT Produced	MT	1,246	2,360	-47%
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	574,748	850,119	-32%
	Ore Grade	%	2.81	3.43	-18%
	Recovery Rate	%	63.11	51.69	22%
	MT Produced	MT	10,207	15,058	-32%

Copper Production
Mining Unit	Operating Results	Unit	1Q21	1Q20	△%
Underground
Marcapunta	Ore Milled	DMT	512,016	507,160	1%
	Ore Grade	%	1.68	1.93	-13%
	Recovery Rate	%	87.42	93.27	-6%
	MT Produced	MT	7,531	9,122	-17%
Tajo Norte Cu - Ag	Ore Milled	DMT	37,594	-	-
	Ore Grade	%	0.82	-	-
	Recovery Rate	%	50.31	-	-
	MT Produced	MT	156	-	-

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 12 of 24

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

EBITDA RECONCILIATION (in thousand US$)

	1Q21	1Q20
Net Income	18,117	-80,367
Add / Subtract:	20,102	73,624
Depreciation and Amortization in cost of sales	46,488	36,641
Provision (credit) for income tax, net	16,073	-10,047
Interest expense	10,909	8,374
Provision of bonuses and compensations	3,747	4,342
Loss (gain) on currency exchange difference	1,441	1,096
Profit from discontinued operations	1,334	1,477
Depreciation and amortization in administration expenses	909	917
Provision (reversal) for contingencies	306	237
Depreciation and amortization in other, net	26	89
Share in associated companies by the equity method, net	-57,221	20,576
Impairment (reversal) of inventories	-2,312	10,686
Interest income	-1,598	-764
EBITDA Buenaventura Direct Operations	38,219	-6,743
EBITDA Yanacocha (43.65%)	21,613	25,283
EBITDA Cerro Verde (19.58%)	111,080	4,041
EBITDA Coimolache (40.095%)	11,985	7,481
EBITDA Buenaventura + All Associates	182,897	30,061

*Cerro Verde’s EBITDA accounts for D&A related to the capitalization of the stripping.

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 13 of 24

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold
Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.
Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.
Operations’ Cost applicable to sales does not include operating cost for those months during which Buenaventura’s operations were suspended due to COVID-19, as these have been classified as “Unabsorbed costs due to production stoppage” within the financial statements.
The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 14 of 24

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended March 31
	2021	2020
	(in thousands of US$)

Consolidated Cost of sales excluding depreciation and amortization	114,271	105,808
Add:
Consolidated Exploration in units in operation	9,328	6,009
Consolidated Commercial deductions	43,058	50,043
Consolidated Selling expenses	4,058	4,548
Consolidated Cost applicable to sales	170,715	166,407

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended March 31
	2021	2020
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	6	0
Julcani, Silver	7,516	6,188
Julcani, Lead	108	127
Julcani, Copper	14	22
Orcopampa, Gold	10,036	9,206
Orcopampa, Silver	60	16
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	0
Uchucchacua, Silver	22,628	21,687
Uchucchacua, Lead	1,589	2,211
Uchucchacua, Zinc	2,116	2,267
Tambomayo, Gold	10,564	7,866
Tambomayo, Silver	2,943	1,700
Tambomayo, Zinc	1,255	317
Tambomayo, Lead	1,718	1,682
La Zanja, Gold	6,196	6,906
La Zanja, Silver	710	699
El Brocal, Gold	1,093	2,123
El Brocal, Silver	10,176	3,909
El Brocal, Lead	1,576	4,070
El Brocal, Zinc	8,755	10,744
El Brocal, Copper	21,117	22,315
Non Mining Units	4,097	1,755
Consolidated Cost of sales, excluding depreciation and amortization	114,271	105,808

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 15 of 24

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended March 31
	2021	2020
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	1	0
Julcani, Silver	1,451	1,044
Julcani, Lead	21	21
Julcani, Copper	3	4
Orcopampa, Gold	1,789	1,030
Orcopampa, Silver	11	2
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	0
Uchucchacua, Silver	1,892	1,744
Uchucchacua, Lead	133	178
Uchucchacua, Zinc	177	182
Tambomayo, Gold	798	333
Tambomayo, Silver	222	72
Tambomayo, Lead	95	13
Tambomayo, Zinc	130	71
La Zanja, Gold	0	1
La Zanja, Silver	0	0
El Brocal, Gold	67	65
El Brocal, Silver	621	119
El Brocal, Lead	96	124
El Brocal, Zinc	534	327
El Brocal, Copper	1,288	678
Non Mining Units	0	0
Consolidated Exploration expenses in units in operation	9,328	6,009

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended March 31
	2021	2020
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	1	-16
Julcani, Silver	987	841
Julcani, Lead	14	15
Julcani, Copper	2	4
Orcopampa, Gold	18	52
Orcopampa, Silver	3	0
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	1
Uchucchacua, Silver	5,400	7,342
Uchucchacua, Lead	345	646
Uchucchacua, Zinc	1,535	1,311
Tambomayo, Gold	1,584	567
Tambomayo, Silver	543	460
Tambomayo, Lead	215	174
Tambomayo, Zinc	1,139	766
La Zanja, Gold	27	8
La Zanja, Silver	3	0
El Brocal, Gold	1,005	1,862
El Brocal, Silver	5,081	2,827
El Brocal, Lead	751	2,351
El Brocal, Zinc	5,582	11,177
El Brocal, Copper	18,825	19,655
Non Mining Units	0	0
Consolidated Commercial deductions in units in operation	43,058	50,043

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 16 of 24

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended March 31
	2021	2020
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0
Julcani, Silver	111	94
Julcani, Lead	2	2
Julcani, Copper	0	0
Orcopampa, Gold	44	60
Orcopampa, Silver	0	0
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	0
Uchucchacua, Silver	567	797
Uchucchacua, Lead	40	81
Uchucchacua, Zinc	53	83
Tambomayo, Gold	619	350
Tambomayo, Silver	173	76
Tambomayo, Lead	74	14
Tambomayo, Zinc	101	75
La Zanja, Gold	20	16
La Zanja, Silver	2	2
El Brocal, Gold	51	121
El Brocal, Silver	479	224
El Brocal, Lead	74	233
El Brocal, Zinc	412	615
El Brocal, Copper	993	1,277
Non Mining Units	244	430
Consolidated Selling expenses	4,058	4,548

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 17 of 24

	JULCANI
	1Q 2021						1Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	6	7,516	108	-	14	7,644	-	6,188	127	-	22	6,337
Add:
Exploration Expenses (US$000)	1	1,451	21	-	3	1,476	-	1,044	21	-	4	1,069
Commercial Deductions (US$000)	1	987	14	-	2	1,003	-16	841	15	-	4	844
Selling Expenses (US$000)	0	111.12	1.59	-	0	113	-	93.75	1.92	-	0.33	96
Cost Applicable to Sales (US$000)	8	10,066	144	-	18	10,236	-16	8,167	165	-	30	8,346
Divide:
Volume Sold	10	614,164	113	-	14	Not Applicable	-	514,114	95	-	6	Not Applicable
CAS	793	16.39	1,278	-	1,271	Not Applicable	-	15.89	1,734	-	4,693	Not Applicable

	ORCOPAMPA
	1Q 2021						1Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	10,036	60	-	-	-	10,097	9,206	16	-	-	-	9,222
Add:					-
Exploration Expenses (US$000)	1,789	11	-	-	-	1,800	1,030	2	-	-	-	1,032
Commercial Deductions (US$000)	18	3	-	-	-	21	52	0	-	-	-	52
Selling Expenses (US$000)	44	0	-	-	-	44	60	0	-	-	-	60
Cost Applicable to Sales (US$000)	11,888	74	-	-	-	11,962	10,348	18	-	-	-	10,366
Divide:
Volume Sold	5,698	1,878	-	-	-	Not Applicable	9,016	1,733	-	-	-	Not Applicable
CAS	2,086	39.48	-	-	-	Not Applicable	1,148	10.41	-	-	-	Not Applicable

	UCHUCCHACUA
	1Q 2021						1Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	22,628	1,589	2,116	-	26,332	-	21,687	2,211	2,267	-	26,165
Add:
Exploration Expenses (US$000)	-	1,892	133	177	-	2,202	-	1,744	178	182	-	2,104
Commercial Deductions (US$000)	0	5,400	345	1,535	-	7,280	1	7,342	646	1,311	-	9,300
Selling Expenses (US$000)	-	567	40	53	-	660	-	797	81	83	-	961
Cost Applicable to Sales (US$000)	0	30,487	2,106	3,881	-	36,475	1	31,570	3,116	3,843	-	38,530
Divide:
Volume Sold	-	1,029,816	1,014	914	-	Not Applicable	-	1,880,330	1,972	1,874	-	Not Applicable
CAS	-	29.60	2,078	4,245	-	No Applicable	-	16.79	1,580	2,051	-	No Applicable

	TAMBOMAYO
	1Q 2021						1Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	10,564	2,943	1,255	1,718	-	16,479	7,866	1,700	317	1,681.82	-	11,565
Add:
Exploration Expenses (US$000)	798	222	95	130	-	1,245	333	72	13	71	-	490
Commercial Deductions (US$000)	1,584	543	215	1,139	-	3,481	567	460	174	766	-	1,968
Selling Expenses (US$000)	619	173	74	101	-	966	350	76	14	75	-	514
Cost Applicable to Sales (US$000)	13,565	3,882	1,638	3,087	-	22,171	9,116	2,308	518	2,594	-	14,537
Divide:
Volume Sold	14,631	257,290	1,440	1,401	-	Not Applicable	5,286	110,661	282	992	-	Not Applicable
CAS	927	15.09	1,138	2,203	-	No Applicable	1,725	20.85	1,840	2,615	-	No Applicable

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 18 of 24

	LA ZANJA
	1Q 2021									1Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	6,196	710	-	-	-	6,906	6,906	699	-	-	-	7,605
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	1	0	-	-	-	1
Commercial Deductions (US$000)	27	3	-	-	-	29	8	0	-	-	-	8
Selling Expenses (US$000)	20	2	-	-	-	22	16	2	-	-	-	18
Cost Applicable to Sales (US$000)	6,242	715	-	-	-	6,957	6,932	700	-	-	-	7,632
Divide:
Volume Sold	3,897	28,964	-	-	-	Not Applicable	3,295	36,422	-	-	-	Not Applicable
CAS	1,602	24.67	-	-	-	Not Applicable	2,104	19.23	-	-	-	Not Applicable

	BROCAL
	1Q 2021						1Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,093	10,176	1,576	8,755	21,117	42,716	2,123	3,909	4,070	10,744	22,315	43,160
Add:
Exploration Expenses (US$000)	67	621	96	534	1,288	2,605	65	119	124	327	678	1,312
Commercial Deductions (US$000)	1,005	5,081	751	5,582	18,825	31,244	1,862	2,827	2,351	11,177	19,655	37,871
Selling Expenses (US$000)	51	479	74	412	993	2,009	121	224	233	615	1,277	2,469
Cost Applicable to Sales (US$000)	2,216	16,356	2,496	15,283	42,223	78,574	4,171	7,078	6,777	22,861	43,925	84,812
Divide:
Volume Sold	1,951	1,244,168	2,239	8,491	7,536	Not Applicable	2,639	466,365	5,145	12,438	8,458	Not Applicable
CAS	1,136	13.15	1,115	1,800	5,603	Not Applicable	1,580	15.18	1,317	1,838	5,193	Not Applicable

	NON MINING COMPANIES
	1Q 2021						1Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	4,097	-	-	-	-	-	1,755
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	244	-	-	-	-	-	430
Total (US$000)	-	-	-	-	-	4,341	-	-	-	-	-	2,185

	BUENAVENTURA CONSOLIDATED
	1Q 2021						1Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	27895.1526	44,033	4,527	12,588	21,130	114,271	26,102	34,199	6,725	14,692	22,337	105,808
Add:
Exploration Expenses (US$000)	2,655	4,197	345	841	1,290	9,328	1,429	2,981	336	580	682	6,009
Commercial Deductions (US$000)	2,635	12,016	1,324	8,256	18,827	43,058	2,473	11,470	3,186	13,254	19,659	50,043
Selling Expenses (US$000)	734	1,332	189	565	993	4,058	547	1,191	330	773	1,277	4,548
Cost Applicable to Sales (US$000)	33,919	61,579	6,385	22,250	42,241	170,715	30,551	49,841	10,577	29,299	43,955	166,407
Divide:
Volume Sold	26,188	3,176,279	4,804	10,806	7,551	Not Applicable	20,236	3,009,626	7,495	15,304	8,465	Not Applicable
CAS	1,295	19.39	1,329	2,059	5,594	Not Applicable	1,510	16.56	1,411	1,914	5,193	Not Applicable

	COIMOLACHE
	1Q 2021						1Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	22,158	2,601	-	-	-	24,759	20,642	1,799	-	-	-	22,441
Add:
Exploration Expenses (US$000)	320	37	-	-	-	357	587	51	-	-	-	638
Commercial Deductions (US$000)	220	26	-	-	-	246	179	13	-	-	-	192
Selling Expenses (US$000)	231	27	-	-	-	258	110	10	-	-	-	120
Cost Applicable to Sales (US$000)	22,929	2,691	-	-	-	25,620	21,517	1,873	-	-	-	23,391
Divide:
Volume Sold	28,094	215,648	-	-	-	Not Applicable	23,978	198,070	-	-	-	Not Applicable
CAS	816	12.48	-	-	-	Not Applicable	897	9.46	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 19 of 24

APPENDIX 5: All-in Sustaining Cost

All-in Sustaining Cost for 1Q21

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	1Q21		1Q21		1Q21		1Q21

Au Ounces Sold Net		20,339		3,897		28,094		33,671

	1Q21		1Q21		1Q21		1Q21
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	67,170	3,303	9,588	2,460	24,759	881	82,185	2,441
Exploration in Operating Units	6,723	331	1	0	357	13	6,867	204
Royalties	776	38	0	0	0	0	776	23
Comercial Deductions[3]	11,786	579	29	7	246	9	11,900	353
Selling Expenses	1,930	95	22	6	258	9	2,045	61
Administrative Expenses	10,441	513	639	164	1,005	36	11,183	332
Other, net	1,627	80	31	8	240	9	1,740	52
Sustaining Capex[4]	2,476	122	39	10	6,264	223	5,008	149

By-product Credit	-64,040	-3,149	-788	-202	-5,821	-207	-66,792	-1,984

All-in Sustaining Cost	38,889	1,912	9,561	2,453	27,308	972	54,911	1,631

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 20 of 24

Buenaventura
All-in Sustaining Cost for 1Q20

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable[2]
	1Q20		1Q20		1Q20		1Q20
Au Ounces Sold Net		14,301		3,295		23,978		25,664

	1Q20		1Q20		1Q20		1Q20
Income Statement & Cash Flow	US$ 000	US$/Oz Au	US$ 000	US$/Oz Au	US$ 000	US$/Oz Au	US$ 000	US$/Oz Au

Cost of Sales	59,777	4,180	7,555	2,293	22,441	695	72,783	2,836
Exploration in Operating Units	4,696	328	0	0	638	50	4,952	193
Royalties	1,136	79	0	0	0	0	1,136	44
Comercial Deductions[3]	12,163	850	8	2	192	3	12,244	477
Selling Expenses	1,784	125	18	5	120	5	1,842	72
Administrative Expenses	11,972	837	592	180	1,091	46	12,724	496
Other, net	-2,611	-183	66	20	438	8	-2,400	-94
Sustaining Capex[4]	2,808	196	124	38	678	153	3,146	123

By-product Credit	-52,119	-3,644	-554	-168	-3,376	-47	-1,648	-64

All-in Sustaining Cost	39,606	2,769	7,809	2,370	22,222	927	52,659	2,052

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 21 of 24

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of March 31, 2021 and December 31, 2020
	2021	2020
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	225,373	235,449
Trade and other receivables, net	202,470	230,830
Inventory, net	86,238	77,327
Income tax credit	8,428	19,837
Prepaid expenses	21,714	25,709
	544,223	589,152

Non-current assets
Trade and other receivables, net	108,046	102,347
Inventories, net	15,924	23,637
Investment in associates and joint venture	1,541,959	1,488,775
Mining concessions, development costs, right-of-use, property, plant and equipment, net	1,621,613	1,650,361
Investment properties, net	182	186
Deferred income tax asset	70,312	73,850
Prepaid expenses	24,584	24,806
Other assets, net	26,186	26,503
	3,408,806	3,390,465

Total assets	3,953,029	3,979,617

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	55,396	65,793
Trade and other payables	155,051	179,956
Provisions, contingent liabilities and other liabilities	66,595	68,000
Income tax payable	1,472	3,162
Financial obligations	24,845	25,086
Hedge derivative financial instruments	28,459	18,439
	331,818	360,436
Non-current liabilities
Provisions, contingent liabilities and other liabilities	247,219	252,338
Financial obligations	500,995	506,567
Contingent consideration liability	22,100	22,100
Deferred income tax liabilities	41,171	38,319
	811,485	819,324

Total liabilities	1,143,303	1,179,760

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,194	163,194
Other reserves	269	269
Retained earnings	1,520,523	1,503,785
Other reserves of equity	(13,652)	(9,526)
Shareholders’ equity, net attributable to owners of the parent	2,640,072	2,627,460
Non-controlling interest	169,654	172,397
Total shareholders’ equity, net	2,809,726	2,799,857

Total liabilities and shareholders’ equity, net	3,953,029	3,979,617

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 22 of 24

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the three month periods ended March 31, 2021 and 2020

	2021	2020
Continuing operations	US$(000)	US$(000)
Sales revenue
Sales of goods	178,517	105,719
Sales of services	3,412	3,057
Royalty income	3,959	5,726
Total sales revenue	185,888	114,502

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(114,108)	(104,957)
Cost of sales of services, excluding depreciation and amortization	(163)	(851)
Depreciation and amortization	(46,488)	(36,641)
Exploration in operating units	(9,328)	(6,009)
Mining royalties	(1,712)	(2,359)
Total operating costs	(171,799)	(150,817)

Gross profit (loss)	14,089	(36,315)

Operating expenses, net
Administrative expenses	(16,972)	(18,121)
Selling expenses	(4,058)	(4,548)
Exploration in non-operating areas	(1,738)	(1,757)
Reversal (provision) for contingencies and others	(306)	(237)
Other, net	(1,960)	1,323
Total operating expenses, net	(25,034)	(23,340)

Operating profit (loss)	(10,945)	(59,655)

Share in the results of associates and joint venture	57,221	(20,576)
Financial income	1,598	764
Financial costs	(10,909)	(8,374)
Net gain (loss) from currency exchange difference	(1,441)	(1,096)

Loss before income tax	35,524	(88,937)

Current income tax	(6,727)	(1,985)
Deferred income tax	(9,346)	12,032

Loss from continuing operations	19,451	(78,890)

Discontinued operations
Profit (loss) from discontinued operations attributable to equity holders of the parent	(1,334)	(1,477)
Net loss	18,117	(80,367)

Attributable to:
Equity holders of the parent	16,370	(68,263)
Non-controlling interest	1,747	(12,104)
	18,117	(80,367)

Basic and diluted loss per share attributable
to equity holders of the parent, stated in U.S. dollars	0.06	(0.27)

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 23 of 24

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the three month periods ended March 31, 2021 and 2020

	2021	2020
	US$(000)	US$(000)

Operating activities
Proceeds from sales	209,521	207,955
Value added tax recovered	6,434	4,342
Royalty received	4,710	5,726
Proceeds from dividends	3,551	-
Proceeds from dividends of financial investments	1,450	2,501
Interest received	35	1,160
Payments to suppliers and third-parties, and other net	(158,826)	(148,275)
Payments to employees	(33,156)	(34,412)
Payments for tax litigation	(7,462)	-
Payments of income taxes and royalties paid to Peruvian State	(4,884)	(6,071)
Payments of interest	(3,814)	(6,293)
Payment of mining royalties	(776)	(1,136)

Net cash and cash equivalents provided by operating activities	16,783	25,497

Investing activities
Proceeds from sale of property, plant and equipment to third parties	4,382	21,037
Income from sale of investments	30	-
Additions to mining concessions, development costs, property, plant and equipment
Acquisitions of other assets	(96)	(691)
Purchase of shares	-	(13,453)

Net cash and cash equivalents used in investing activities	(8,644)	(3,153)

Financing activities
Payments of financial obligations	(5,396)	(9,688)
Proceeds of bank loans	-	5,000
Payments of bank loans	(10,397)	(5,000)
Dividends paid to non-controlling interest	(1,400)	(1,280)
Short-term and low value lease payments	(1,017)	-
Decrease (increase) of bank accounts in trust	(5)	166

Net cash and cash equivalents used in financing activities	(18,215)	(10,802)

Net increase (decrease) in cash and cash equivalents during the period	(10,076)	11,542
Cash and cash equivalents at the beginning of the period	235,449	210,046

Cash and cash equivalents at period-end	225,373	221,588

Compañía de Minas Buenaventura S.A.A. First Quarter 2021 Results Page 24 of 24

	2021	2020
	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net loss	18,117	(80,367)

Plus (less):
Depreciation and amortization in cost of sales	46,488	36,641
Depreciation and amortization in other, net	26	89
Depreciation and amortization in administration expenses	909	917
Net share in results of associates and joint venture	(57,221)	20,576
Reversal (provision) for impairment loss of inventories	(2,312)	10,686
Bonus provision - executives & employes	3,747	4,342
Accretion expense of provision for closure of mining units and exploration projects
Net loss (gain) from currency exchange difference	1,441	1,096
Provision for estimated fair value of sales	13,481	18,944
Deferred income tax expense (income)	9,346	(6,774)
Recovery (expense) for provision for contingencies	306	237
Other net	(4,277)	4,416

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	18,101	80,317
Inventories	1,114	(27,843)
Income tax credit	3,284	912
Prepaid expenses	4,217	3,581

Increase (decrease) in operating liabilities -
Trade and other accounts payable	(31,980)	(32,021)
Provisions, contingent liabilities and other liabilities	(12,053)	(14,002)
Income tax payable	(2,373)	(344)

Proceeds from dividends	5,001	2,501

Net cash and cash equivalents provided by operating activities	16,783	25,497

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: April 29, 2021